	Nine months ended September 30,		For the year ended December 31,
	2005	2004	2004	2003	2002

Net Income (loss)	$8,789,921	$(3,115,128)	$(4,150,371)	$(3,953,041)	$(6,871,109)

Weighted Average Shares Outstanding - Basic	41,038,688	34,345,652	34,648,875	32,233,257	27,990,474

Dilutive common stock equivalents:
Options	2,800,000	-
Weighted Average Shares Outstanding - Diluted	43,838,688	34345,652	34,648,875	32,233,257	27,990,474

Net income (loss) per share:

Basic net income (loss) per share	$0 .21	$(0.09)	$(0.12)	$(0.12)	$(0.25)
Diluted net income (loss) per share	$0.20	$(0.09)	$(0.12)	$(0.12)	$(0.25)